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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549





                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)

                        (Amendment No. 2) *



                  The Southern Banc Company, Inc.
        --------------------------------------------------
                        (Name of Issuer)


                         Common Stock
        --------------------------------------------------
                  (Title of Class of Securities)


                         842233 10 8
                    --------------------
                       (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   Page 1 of 9 pages
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CUSIP No. 842233 10 8             13G          Page 2 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     The Southern Banc Company, Inc. Employee Stock Ownership
     Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     63-1161782

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Alabama

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER         115,752

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:   115,752

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     115,752

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   9.4%

12.  TYPE OF REPORTING PERSON: EP

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CUSIP No. 842233 10 8             13G          Page 3 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Thomas F. Dowling

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            12,040

6.   SHARED VOTING POWER         139,590*

7.   SOLE DISPOSITIVE POWER:      12,040

8.   SHARED DISPOSITIVE POWER:   163,302*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     175,342*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  14.3%*

12.  TYPE OF REPORTING PERSON:  IN


* Includes shares held by the First Federal Savings and Loan Association of Gadsden Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 31,966 shares and 45,686 shares, respectively. Also includes shares held by The Southern Banc Company, Inc. 1996 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 23,283 shares and 33,275 shares, respectively.

CUSIP No. 842233 10 8             13G          Page 4 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Fred Taylor

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            11,708

6.   SHARED VOTING POWER         136,340*

7.   SOLE DISPOSITIVE POWER:      11,708

8.   SHARED DISPOSITIVE POWER:   160,052*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     171,760*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   14.0%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the First Federal Savings and Loan Association of Gadsden Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 31,966 shares and 45,686 shares, respectively. Also includes shares held by The Southern Banc Company, Inc. 1996 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 23,283 shares and 33,275 shares, respectively.

CUSIP No. 842233 10 8             13G          Page 5 of 9 Pages


1.   NAME OF REPORTING PERSONS:

     Rex G. Keeling, Jr.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER           11,708

6.   SHARED VOTING POWER        136,240*

7.   SOLE DISPOSITIVE POWER:     11,708

8.   SHARED DISPOSITIVE POWER:  159,952*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                    171,660*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   14.0%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the First Federal Savings and Loan Association of Gadsden Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 31,966 shares and 45,686 shares, respectively. Also includes shares held by The Southern Banc Company, Inc. 1996 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 23,283 shares and 33,275 shares, respectively.

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                                               Page 6 of 9 Pages

                Securities and Exchange Commission
                      Washington, D.C.


ITEM 1(a)  NAME OF ISSUER.

           The Southern Banc Company, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           221 S. 6th Street
           Gadsden, Alabama  35901-4102

ITEM 2(a)  NAME OF PERSON(S) FILING.

     The Southern Banc Company, Inc. Employee Stock Ownership
Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Thomas F.
Dowling, Fred Taylor, and Rex G. Keeling, Jr.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

      Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.

     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.

     Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.

     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

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                                  13G        Page 7 of 9 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  13G        Page 8 of 9 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SOUTHERN BANC COMPANY, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ Thomas F. Dowling                 February 2, 1998
     _____________________________         _________________
     Thomas F. Dowling, as Trustee         Date


     /s/ Fred Taylor                       February 2, 1998
     ______________________________        _________________
     Fred Taylor, as Trustee               Date


     /s/ Rex G. Keeling, Jr.               February 2, 1998
     ______________________________        _________________
     Rex G. Keeling, Jr., as Trustee       Date


/s/ Thomas F. Dowling                      February 2, 1998
___________________________________        _________________
Thomas F. Dowling, as an                   Date
Individual Stockholder

/s/ Fred Taylor                            February 2, 1998
____________________________________       _________________
Fred Taylor, as an Individual              Date
Stockholder

/s/ Rex G. Keeling, Jr.                    February 2, 1998
____________________________________       _________________
Rex G. Keeling, Jr., as an                 Date
Individual Stockholder

                                  13G        Page 9 of 9 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.